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                               December 23, 2020

       Peng Ge
       Chief Financial Officer
       Fanhua Inc.
       27/F, Pearl River Tower
       No. 15 West Zhujiang Road
       Guangzhou, Guangdong 510623
       People's Republic of China

                                                        Re: Fanhua Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 29,
2020
                                                            File No. 001-33768

       Dear Mr. Ge:

              We have reviewed your November 25, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 12, 2020 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Note to the Consolidated Financial Statements
       Note 2: Summary of Significant Accounting Policies
       (r) Revenue Recognition
       Insurance agency services revenue, page F-21

   1. We acknowledge your response to prior comment 1 and your October 30, 2020 response to comment 2 from our
September 10, 2020 letter. Please address the following:
                                                            Provide us a more
complete explanation as to why the required post-sale services you identify are
immaterial in the context of the contract. In your response tell us why the following factors
are not indicative that these services are material in the context of
 Peng Ge
FirstName
Fanhua Inc.LastNamePeng Ge
Comapany23,
December   NameFanhua
              2020     Inc.
December
Page 2    23, 2020 Page 2
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              the contract:
                o Your obligation to provide these services for apparent periods of up to the over
                   20 years renewal terms of the underlying insurance policies appears to be a significant commitment; and
                o The fact that renewal commissions are deferred and paid when the underlying policies are renewed instead of at policy issuance appears to indicate that your insurance company customers expect the continued performance of these post-
                   sale services;
                Assuming that you can support that your post-sale services are immaterial in the context of the contract, tell us why you believe that the required services being completed after the performance of your single performance obligation are administrative in nature comparable to the set-up activities identified in ASC 606-10-
              25-17 when these activities appear to transfer a service to your insurance company customers that they would have to perform for their policyholders had they not contracted with you to perform them as an intermediary.
                Assuming that you can support that your post-sale services are immaterial in the context of the contract and that these activities do indeed transfer services to your customers, as previously requested, please:
                o Tell us the amount of costs to provide these services that should have been accrued under ASC 606-10-25-16A at:
                        January 1, 2018 adoption of ASC 606;
                        December 31, 2018;
                        December 31, 2019; and
                        now September 30, 2020; and
                o Provide us your analysis under SAB 99 as to whether this under accrual is material.

2. We acknowledge your response to prior comment 2 and your October 30, 2020 response to comment 3 from our September 10, 2020 letter. In order to help us assess why your variable consideration for trailing commissions estimated using the expected value method is fully constrained until the actual renewals occur, please address the following additional items:
             Provide us additional insight into why the fact that renewals are outside your control and the broad range of possible outcomes fully limits your ability to make estimates of variable consideration given the law of large numbers and that it seems that you have significant policy activity. In your response, tell us the significance of the difference between renewal commissions, renewal compensation and renewal performance bonuses in making your estimate.
             Help us understand how you apply the expected value method in estimating renewal rates and the amount of trailing commission variable consideration to which you expect to be entitled. In your response tell us how you group the various insurance products to make your estimate and explain how you assess each product type for each insurance company customer.
             For each product grouping in the preceding bullet, tell us how long you have been
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Fanhua Inc.
December 23, 2020
Page 3
              collecting renewal information.
                Tell us whether you currently collect renewal commissions for policies issued prior to
              2013 and from 2013 to 2016. If so, explain to us why you fully constrain this estimate given the amount of renewal history you have under these policies.
                Tell us why you apparently cannot make a reasonable estimate of trailing commissions variable consideration at least in the near term when, for example, you disclosed in your second quarter of 2020 earnings call a 92% 30-month persistency ratio and that the 25-month renewal rate exceeded 87%.
                For each of the product groupings identified in the fourth preceding bullet, tell us the amount of trailing commission variable consideration expected under your application of the expected value method for the next succeeding year as of January
              1, 2018 (adoption of ASC 606), December 31, 2018 and December 31, 2019 and the
              amount of actual renewal commissions received in that succeeding year. For example and for clarification purposes, tell us the amount of renewal commissions you expected to receive under the expected value method for 2018 in your January 1,
              2018 assessment as well as the amount of actual renewal premiums received in 2018.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNamePeng Ge                                       Sincerely,
Comapany NameFanhua Inc.
                                                                Division of
Corporation Finance
December 23, 2020 Page 3                                        Office of
Finance
FirstName LastName